UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant’s name into English)

200 N. St. Clair Street, Suite 100, Toledo, OH 43604

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

As previously disclosed, on March 5, 2025, EpicQuest Education Group International Limited (the “Company”) was notified by the staff (“Staff”) of The Nasdaq Stock Market that its common shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market.

The notification provided that the Company had a period of 180 calendar days from the date of the notification, or until September 1, 2025, to regain compliance with the minimum bid price requirement. In the event that the Company did not regain compliance by September 1, 2025, the Company was eligible for additional time to regain compliance. To qualify, the Company was required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, except for the minimum bid price requirement. In addition, the Company was required to notify Nasdaq of its intent to cure the deficiency during the second compliance period.

On September 2, 2025, the Staff notified the Company that it is eligible for an additional 180 calendar day period, or until March 2, 2026, to regain compliance.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements of the Company on Forms S-8 (Registration Numbers 333-258658 and 333-273948) and Forms F-3 (Registration Numbers 333-264807; 333-277859; and 333-288399), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: September 3, 2025

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